UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Air Methods Corporation
(Name of Issuer)

Common Stock, par value $0.06 per share
(Title of Class of Securities)

009128307
(CUSIP Number)

Peter H. Schwartz
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7381
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009128307	Schedule 13D	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ralph J. Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 999,057
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 999,057
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,557** (See Item 5 regarding disclaimed beneficial ownership)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ¨ ( See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*** 12,708,185 shares are issued and outstanding pursuant to Issuer’s Form 10-K/A, filed December 22, 2011.

CUSIP No. 009128307	Schedule 13D	Page 3 of 5

EXPLANATORY STATEMENT

This Amendment No. 2 to Schedule 13D (“Amendment”) relates to the common stock, par value $0.06 per share (the “Common Stock”) of Air Methods Corporation (the “Issuer”).  This amendment is being filed by Ralph J. Bernstein.  Mr. Bernstein previously filed a Schedule 13D on April 4, 2005.  This Amendment amends and restates the previously filed Schedule 13D and amendments in their entirety.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.06, of Air Methods Corporation, a Delaware corporation (the “Issuer”), having its principal executive office at 7301 South Peoria, Englewood, CO 80112.

The names and addresses of the principal executive officers of the Company are as follows:

Name	Title	Address
Aaron S. Todd	Chief Executive Officer	7301 South Peoria Englewood, CO 80112
Trent J. Carman	Chief Financial Officer	7301 South Peoria Englewood, CO 80112
Sharon J. Keck	Chief Accounting Officer	7301 South Peoria Englewood, CO 80112

Item 2.	Identity and Background

The person filing this statement is Ralph J. Bernstein, a United States citizen.  Mr. Bernstein is the principal of Bernstein Capital, LLC whose business address is 235 Baldwin Rd. Mt. Kisco, NY 10549.  Mr. Bernstein is in the business of investment in equities, debt, real estate and the investment and trading of securities.  Mr. Bernstein is also a director of the Issuer.

During the last five years, Mr. Bernstein has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding or to a proceeding before a judicial or administrative body of competent jurisdiction making him subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or the finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The transactions covered by this statement include the acquisition of the Issuer’s common stock by the exercise of options, the purchase of the Issuer’s common stock with the Reporting Person’s personal funds, the receipt of common stock in connection with an in-kind distribution made by Americas Partners, and the receipt of restricted common stock in connection with the Reporting Person’s service as a director of the Issuer.

Item 4.	Purpose of Transaction

Mr. Bernstein has acquired the Issuer's Common Stock for investment purposes.  Mr. Bernstein has been a director of the Issuer since February 1994 and executes option exercises and open market acquisitions and dispositions of the Issuer’s Common Stock and, except as otherwise noted herein, with such acquisitions and dispositions occurring during the Issuer’s “open window” periods or as otherwise permitted by the Issuer from time to time (e.g., certain dispositions by gift).

CUSIP No. 009128307	Schedule 13D	Page 4 of 5

In pursuing such investment purposes, Mr. Bernstein may further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at such times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, Mr. Bernstein routinely monitors the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, his personal liquidity requirements and other investment considerations. Consistent with his investment research methods and evaluation criteria, Mr. Bernstein may discuss such matters with management or other directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, Mr. Bernstein's modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Mr. Bernstein reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all or part of the Common Stock beneficially owned by him, in the public market or privately negotiated transactions. Mr. Bernstein may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

With respect to the 1,059,557 shares of the Issuer’s Common Stock, Mr. Bernstein has sole voting and dispositive power with respect to 999,057 shares, 16,820 shares of which are fully vested, exercisable options to purchase common stock.  He disclaims beneficial ownership over 60,500 shares of the Issuer’s Common Stock owned by his wife, for which she has sole voting and dispositive power.

On December 29, 2011, Mr. Bernstein exercised an option to purchase 7,500 shares in the open market at an exercise price of $27.92 per share.  Additionally, on December 29, 2011, Mr. Bernstein made a gift of 1,000 shares of Common Stock to a charitable institution and on December 30, 2011, Mr. Bernstein made a gift of 1,500 shares of Common Stock to another charitable institution, in each case, without consideration.  Other than as reported in this Amendment, Mr. Bernstein has not effected any transactions involving the Issuer’s Common Stock during the 60 days prior to filing this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. 009128307	Schedule 13D	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2012

By:	/s/ Ralph J. Bernstein
Ralph J. Bernstein